Exhibit 4.35

Execution copy

AMENDMENT TO THE
SERVICES AGREEMENT

between

Kim Stratton

as the Officer

and

Centogene N.V.

as the Company

AMENDMENT TO THE SERVICES AGREEMENT

THIS AMENDMENT AGREEMENT IS MADE ON June 12, 2023, BETWEEN

1.	Kim Stratton, born on 9 July 1962 (the "Officer"); and
2.	Centogene N.V., a public company (naamloze vennootschap), having its corporate seat in Amsterdam (address: Am Strande 7, 18055 Rostock, Germany, trade register number: 72822872) (the "Company").

Each a "Party" and together the "Parties".

WHEREAS

A.

The Parties have entered into a service agreement dated 28 January 2022 and effective as of 1 February 2022, which was amended by means of an addendum dated 30 June 2022 (as amended, the "Services Agreement").

B.

On 3 February 2022, the Parties entered into an award agreement pursuant to which, among other matters, (i) 174,394 Initial Performance RSUs and (ii) 166,667 Initial Time-Vested RSUs (collectively, the "Initial RSUs") were issued to the Officer (the "Award Agreement").

C.	The Parties wish to agree upon certain amendments to the Services Agreement and the Award Agreement and wish enter into this amendment agreement (the "Amendment Agreement'').
D.	Except as expressly provided otherwise in this Amendment Agreement, the Parties acknowledge and agree that all other terms and conditions as laid down in the Services Agreement remain unchanged.

NOW HEREBY AGREE AS FOLLOWS

1	DEFINITIONS AND INTERPRETATION
1.1

Unless the context otherwise required or unless otherwise defined in this Amendment Agreement, capitalized terms in this Amendment Agreement shall have the same meaning as set out in the Services Agreement.

2	LONG-TERM INCENTIVES
2.1

At or promptly following the execution of this Amendment Agreement, the Officer shall receive a number of RSUs that is, together with the number of the Ordinary Shares underlying the (vested and unvested) Initial RSUs, equal to 5% of the Ordinary Shares comprised in the Company's issued share capital on the date of this Amendment Agreement (the "New RSUs").

2.2	In addition, the Parties hereby determine and agree that:
a.

the terms and conditions applicable to the Initial RSUs pursuant to Clauses 3.3.2(d) through 3.3.2(i) of the Services Agreement are hereby amended in their entirety as set forth in, and superseded and replaced by the provisions of, this Article 2;

b.	the terms and conditions applicable to the Annual RSUs pursuant to Clauses 3.3.2(j), through 3.3.2(l) of the Services Agreement hereby cease to apply;
c.	the terms and conditions applicable to the M&A RSUs pursuant to Clauses 3.3.2(m), through 3.3.2(o) of the Services Agreement hereby cease to apply;
d.

the termination and Change of Control arrangements applicable pursuant to Clauses 3.3.2(p) and 3.3.2(q) of the Services Agreement are hereby amended in their entirety as set forth in, and superseded and replaced by the provisions of, this Article 2;

e.

the Officer shall have no entitlement to receive or exercise Annual RSUs or M&A RSUs pursuant to the terms of the Services Agreement and the Award Agreement (and any such entitlement, including any vested or unvested Annual RSUs to the extent already granted, is hereby waived, forfeited and cancelled).

2.3	The Initial RSUs and the New RSUs will time-vest as follows:
i.

all Initial RSUs and all New RSUs vest in four equal annual instalments following 1 February 2022 and shall not be subject to any Performance Criteria (as defined by the LTIP as it reads on the date of this Amendment Agreement);

ii.	25% of the Initial RSUs and 25% of the New RSUs are vested upon the execution of this Amendment Agreement;
iii.

consistent with subparagraph (i) above, an additional 25% of the Initial RSUs and 25% of the New RSUs will vest on each of 1 February 2024, 1 February 2025, and 1 February 2026, subject to the terms of this Amendment Agreement (including, for the avoidance of doubt, subparagraph (iv) below); and

iv.	the unvested Initial RSUs and the unvested New RSUs will stop vesting upon the termination of the Services Agreement.
2.4

Subject to Articles 2.5 and 2.6, if (i) a Change of Control occurs which results, directly or indirectly, in the Company's shareholders at the time immediately prior to the occurrence of that Change of Control receiving proceeds upon or promptly following the occurrence of that Change of Control (a "Take-Private") and (ii) the Services Agreement has not terminated prior to or upon the occurrence of such Take-Private, the unvested Initial RSUs (if any) and the unvested New RSUs (if any) shall immediately vest upon the occurrence of such Take- Private such that, in total, 75% of all Initial RSUs shall then be fully vested and 75% of all New RSUs shall then be fully vested (and any remaining unvested Initial RSUs and/or New RSUs will thereafter continue to vest in accordance with Article 2.3). For the avoidance of doubt, (i) the transactions described in the letter dated 18 May 2023 received by the Company from Charme Capital Partners Limited expressing an indication of interest in acquiring the Company's business will, if consummated, constitute a Take-Private under this Article 2.4 and (ii) in case of uncertainty as to whether a transaction or series of related transactions would constitute a Take-Private under this Article 2.4, the Supervisory Board shall decide this in good faith at the Officer's request.

2.5

If (i) a Take-Private occurs in the form of a tender offer for all outstanding Ordinary Shares and (ii) the Services Agreement has not terminated when such tender offer is announced and made by the acquirer(s) in such tender offer ("Launch"):

a.

the unvested Initial RSUs (if any) and the unvested New RSUs (if any) shall immediately vest at Launch of such tender offer such that, in total, 75% of all Initial RSUs shall then be fully vested and 75% of all New RSUs shall then be fully vested (and any remaining unvested Initial RSUs and/or New RSUs will thereafter continue to vest in accordance with Article 2.3 and paragraph b. of this Article 2.5); and

b.	all remaining unvested Initial RSUs (if any) and all remaining unvested New RSUs (if any) shall vest at settlement of such tender offer.
2.6

If (i) a Change of Control occurs through a transaction, or series of related transactions, with a third party whose securities are publicly traded on a national stock exchange which results, directly or indirectly, in the Company's shareholders at the time immediately prior to the occurrence of that Change of Control receiving proceeds (including, for the avoidance of doubt, securities issued by the third party concerned in exchange for the Ordinary Shares) upon or promptly following the occurrence of that Change of Control (an "Exit Event") and (ii) the Services Agreement has not terminated prior to or upon the occurrence of such Exit Event, all unvested Initial RSUs (if any) and all unvested New RSUs (if any) shall immediately vest upon the occurrence of such Exit Event.

2.7

If (i) a Change of Control occurs that is not a Take-Private nor an Exit Event and (ii) the Services Agreement has not terminated prior to or upon the occurrence of such Change of Control, 50% of the unvested Initial RSUs (if any) and 50% of the unvested New RSUs (if any) shall immediately vest upon the occurrence of such Change of Control (and any remaining unvested Initial RSUs and/or New RSUs will thereafter continue to vest in accordance with Article 2.3).

2.8

Each time when the Officer exercises any one or more vested Initial RSUs and/or vested New RSUs, the Company shall be obliged to pay to the Officer an amount equal to the number of Ordinary Shares underlying such vested RSUs multiplied the lower of (i) FMV (as defined in the LTIP as it reads on the date of this Amendment Agreement) on such exercise date and (ii) the Applicable Cap (as defined below). The Company shall satisfy such payment obligation in the form of Ordinary Shares valued at FMV. The "Applicable Cap" shall be until and including 31 December 2025: USD 7 (for clarification, there will be no further applicable cap after 31 December 2025).

2.9	Subject to the foregoing provisions of this Amendment Agreement, all Initial RSUs and all New RSUs shall be subject to the provisions of the LTIP as it reads on the date of this Amendment Agreement.
3	CAPITAL RAISE BONUS
3.1

If (i) the Company enters into a binding agreement with a third party between the date of this Amendment Agreement and 31 December 2023 relating to an issuance of securities (including but not limited to debt securities, convertible bonds and/or Ordinary Shares) by the Company to that third party, the formation of a joint venture with that third party and/or any other strategic transaction with a third party outside the ordinary course of business which, once consummated, would result in aggregate gross proceeds for the Company (directly or indirectly through its investment in such joint venture) ("Gross Proceeds") equal to or exceeding EUR 10,000,000 (a "Capital Raise"), and (ii) the Services Agreement has not terminated prior to or upon the execution of such binding agreement relating to a Capital Raise, the Company shall grant the Officer a one-time cash bonus in the amount of USD 375,000 (gross) (the "Capital Raise Bonus") promptly following the consummation of such Capital Raise, provided that, to the extent the Capital Raise results in Gross Proceeds exceeding EUR 10,000,000, the Capital Raise Bonus shall be increased with an amount equal to 3.75% of such excess amount, provided further that the Capital Raise Bonus shall never exceed USD 750,000 (gross).

4	ADDITIONAL ARRANGEMENTS

4.1

Unless the Company terminates the Services Agreement in accordance with its terms with the approval of the Supervisory Board, the Officer shall continue to serve as Managing Director and CEO under the terms of the Services Agreement until and including 31 December 2024.

Except as otherwise approved by the Supervisory Board, the Officer will be required to continue providing services to the Company on a consultancy basis (on customary and arm's length terms to be agreed between the Officer and the Supervisory Board in good faith prior to the start of the Handover Period, as defined below)(the "Handover Consultancy Agreement") for a period of up to six (6) months from the date of termination of the Services Agreement in accordance with its terms (the "Handover Period"). During the Handover Period, the Officer shall use reasonable best endeavours to effect a full and complete transfer of her duties, rights and obligations as Managing Director and CEO to a successor CEO (once identified by the Supervisory Board). The Officer's fiduciary duties to the Company and its stakeholders shall continue for the duration of the Handover Period. The Initial RSUs and/or New RSUs shall continue to vest during the Handover Period, provided that, the Handover Consultancy Agreement has been entered into between the Officer and the Company and such Handover Consultancy Agreement has not terminated.

4.2

Once the Handover Period has lapsed, the Supervisory Board shall consider the nomination of the Officer for appointment by the General Meeting as Supervisory Director. For the avoidance of doubt, the Officer shall in no way be obliged to accept such position nor shall the Supervisory Board be obliged to nominate the Officer for such position.

5	MISCELLANEOUS PROVISIONS
5.1

Save as amended, modified, waived, acknowledged and agreed or determined by this Amendment Agreement, the terms and conditions of the Services Agreement shall remain unaffected and shall apply to each Party. Any reference in the Services Agreement to this Amendment Agreement shall be deemed to be a reference to the Services Agreement as amended by this Amendment Agreement.

5.2	Articles 8.1 through 8.9 and Article 9 of the Services Agreement shall apply mutatis mutandis to this Amendment Agreement.

(signature page follows)

Signature page to the Amendment Agreement

/s/ Kim Stratton
Kim Stratton

/s/ Peer Schatz
Centogene N.V.
Name:	Peer Schatz
Title:	Chairman of the Supervisory Board